

May 3, 2017

Mail Stop 4720

<u>Via E-mail</u>
Curtis L. Buser
Chief Financial Officer
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

>   **Re: The Carlyle Group L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 16, 2017**
>   **Form 8-K**
>   **Filed February 8, 2017**
>   **File No. 001-35538**

Dear Mr. Buser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Transactions, page 88

1.   We note your disclosure of transactions with Claren Road, ESG and the DGAM Restructuring during 2016. Please address the following:

- Confirm that the Partnership did not receive anything in exchange for the transfer of interests in Claren Road and ESG.
- Tell us the economic substance and benefit the Partnership expects to receive as a result of these transactions.

- In future filings, clearly disclose how the aggregate impact of these transactions impact revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

2. We also note that during 2016, you decided to wind down the commodities products that were offered through Vermillion. During your fourth quarter earnings call and on page 220, this was highlighted as an area that was negatively impacted in 2016 with a net amount of $150 million attributable to losses from certain funds and vehicles associated with Vermillion Asset Management. Please address the following in your future filings:

- Expand to disclose the factors contributing to the losses from those certain funds and vehicles associated with Vermillion Asset Management to the extent it is related to your decision to wind down the commodities products offered.
- Quantify the remaining exposure the Partnership has associated with the existing commodities products offered through Vermillion.
- Clearly disclose how the impact of this wind down impacts revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Non-GAAP Financial Measures, page 109

3. We note on page 110 that you present a full non-GAAP income statements along with corresponding reconciliations of income (loss) before provision for income taxes to economic income, to fee related earnings, and distributable earnings for each of the years ended December 31, 2016, 2015 and 2014. Please tell us how your presentation and related reconciliation(s) complies with Questions 104.04 and 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the "updated Non-GAAP C&DI").

Form 8-K Filed February 8, 2017

Exhibit 99.2

4. We note your presentation of economic net income per adjusted unit and distributable earnings per common unit for the fourth quarter and full year 2016 periods. Please tell us whether you consider these to be liquidity measures and why you believe presenting them on a per share basis complies with Question 102.05 of the updated Non-GAAP C&DI.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 if you have any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services